                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.          )*
                                          ---------

                         STREAMEDIA COMMUNICATIONS, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
           --------------------------------------------------------
                         (Title of Class of Securities)

                                    86323T105
           --------------------------------------------------------
                                 (CUSIP Number)

                                Stephen E. Newton
                      Heller Ehrman White & McAuliffe, LLP
                      601 South Figueroa Street, 40th Floor
                           Los Angeles, CA 90017-5758
                                 (213) 689-0200
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 22, 2001
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 86323T105                                       Page  2  of  8  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     eSynch Corporation                                   I.D. No. 87-0461856
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY
-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                             / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
-------------------------------------------------------------------------------
 NUMBER OF                    (7) SOLE VOTING
  SHARES                            POWER            1,447,020
BENEFICIALLY                 --------------------------------------------------
  OWNED BY                    (8) SHARED VOTING
    EACH                            POWER                    0
 REPORTING                   --------------------------------------------------
  PERSON                      (9) SOLE DISPOSITIVE
   WITH                             POWER            1,447,020
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER                    0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,447,020
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.7%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No. 86323T105                                       Page  3  of  8  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Thomas C. Hemingway                                I.D. No. _____________
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY
-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                             / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

-------------------------------------------------------------------------------
 NUMBER OF                    (7) SOLE VOTING
  SHARES                            POWER                    0
BENEFICIALLY                 --------------------------------------------------
  OWNED BY                    (8) SHARED VOTING
    EACH                            POWER               67,000
 REPORTING                   --------------------------------------------------
  PERSON                      (9) SOLE DISPOSITIVE
   WITH                             POWER                    0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER               67,000
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     67,000
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.9%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No. 86323T105                                       Page  4  of  8  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Detra Maurp Hemingway                             I.D. No. _____________
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY
-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                             / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

-------------------------------------------------------------------------------
 NUMBER OF                    (7) SOLE VOTING
  SHARES                            POWER                    0
BENEFICIALLY                 --------------------------------------------------
  OWNED BY                    (8) SHARED VOTING
    EACH                            POWER               67,000
 REPORTING                   --------------------------------------------------
  PERSON                      (9) SOLE DISPOSITIVE
   WITH                             POWER                    0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER               67,000
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     67,000
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.9%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No. 86323T105                                       Page  5  of  8  Pages
          ---------                                            ---    ---


ITEM 1(a)         NAME OF ISSUER:

         Streamedia Communications, Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         244 West 54th Street, 12th Floor, New York, New York 10019

ITEM 1(c)         TITLE OF CLASS OF EQUITY SECURITIES

         Common Stock, $0.001 par value (the "Common Stock").

ITEM 2.    IDENTITY AND BACKGROUND.

         This report on Schedule 13D is filed in connection with the acquisition of 1,447,020 shares (the "Acquired Shares") of Common Stock by eSynch Corporation ("eSynch") and the formation of a group to act together in voting Common Stock in favor of various matters including a business combination, all as described in Item 4. The Acquired Shares include 533,333 shares of Common Stock that the issuer now owes eSynch, but has not yet issued, under the terms of a Collateral Agreement dated March 5, 2001 between eSynch and the issuer.

         (a) The Reporting Persons are eSynch Corporation, a Delaware corporation, Thomas C. Hemingway, an individual, and Detra Mauro Hemingway, an individual. The executive officers and directors of eSynch are:

Thomas C. Hemingway, Chairman of the Board and Chief Executive Officer;

David Lyons, President and Director;

T. Richard Hutt, Secretary, Vice President and Director;

James H. Budd, Vice President and Director;

Robert B. Way, Vice President;

Norton Garfinkle, Director; and

Robert Orbach, Director.

         (b) The address of eSynch is 15502 Mosher Avenue, Tustin, California 92780 and the business addresses of each of the executive officers of eSynch is 15502 Mosher Avenue, Tustin, California 92780. The business addresses of the other persons named in Item 2(a) are as follows:

Thomas C. Hemingway            15502 Mosher Avenue, Tustin, California 92780
Detra Mauro Hemingway          15502 Mosher Avenue, Tustin, California 92780
Norton Garfinkle               133 East 62nd Street, New York, New York 10021
Robert Orbach                  1262 East 31st Street, Brooklyn, New York 11210

         (c) eSynch is a provider of video delivery tools, streaming media services, and software utilities. The principal occupations of Messrs. Hemingway, Lyons, Hutt, Budd and Way are serving as executive officers of eSynch.

         Ms. Hemingway is a retired marketing executive.

         Mr. Garfinkle's principal occupation is Chairman of Oxford Management Corporation, an investment company that specializes in developing new technology companies. The address of Oxford Management Company is 133 East 62nd Street, New York, New York 10021.

         Mr. Orbach's principal occupation is President of Orbach, Inc., a consulting and advisory services firm serving personal computer hardware and software companies. The address of Orbach, Inc. is 1262 East 31st Street, Brooklyn, New York 11210.

         (d) None of the persons identified in Item 2(a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.

                             SCHEDULE 13D

CUSIP No. 86323T105                                       Page  6  of  8  Pages
          ---------                                            ---    ---


         (e) None of the persons identified in Item 2(a) was a party to any civil proceeding during the last five years as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the individuals named in Item 2(a) is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         Reference is made to Item 4 for a description of the transaction in which eSynch acquired the Acquired Shares. The Issuer issued the Acquired Shares to eSynch as collateral for loans from eSynch to the Issuer in the amount of $436,850 (the "Loans"). The source of the funds loaned by eSynch to the Issuer was a combination of working capital and the proceeds from the sale of securities. Mr. and Ms. Hemingway paid $53,312.50 from personal savings to acquire 67,000 shares of the Issuer.

ITEM 4.    PURPOSE OF TRANSACTION.

On March 22, 2000, the Issuer issued the 913,687 of the Acquired Shares to eSynch pursuant to the terms of a Collateral Agreement dated as of March 5, 2001 between the Issuer and eSynch. The Issuer now owes, but has not yet issued to, eSynch an additional 533,333 Acquired Shares under the Collateral Agreement. On January 24, 2001, the Issuer and eSynch announced that they had signed a letter of intent to effect a business combination (the "Merger") in which eSynch would become a wholly owned subsidiary of the Issuer. If the Merger were completed, shares of eSynch Common Stock and Preferred Stock outstanding before the Merger would be converted into shares of the Issuer's Common Stock and Preferred Stock respectively, and holders of the Common Stock of eSynch immediately before the Merger would own a majority of the Issuer's Common Stock outstanding immediately after the Merger. The Issuer and eSynch had informally agreed that before the completion of the Merger, the Issuer would amend its Certificate of Incorporation to effect a one for five reverse stock split, increase its authorized Common Stock to 80,000,000 shares and authorize 1,000,000 shares of Preferred Stock. On March 29, 2001, eSynch and the Issuer agreed not to proceed with the Merger and to end Merger discussion. On March 30, 2001, eSynch announced that eSynch and the Issuer had terminated Merger discussions.

         The purpose of the Issuer's issuance of the Acquired Shares to eSynch was to secure the Loans that were to provide funds to be used as working capital to fund the Issuer's operations until the Merger is completed.

         Mr. Hemingway is the Chairman of the Board and Chief Executive Officer of eSynch and Ms. Hemingway is his spouse. Although the Reporting Persons did not expressly agree to act together in acquiring, holding, voting or disposing of the Common Stock of the Issuer, by reason of their relationships to each other each of them may be deemed to have understood that they would vote their shares of Common Stock for the Merger and the amendment of the Issuer's Certificate of Incorporation described above. By reason of any such understanding as to the voting of their Common Stock, the Reporting Persons may constitute a group that may be deemed to be one "person" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "34 Act"), and Regulation 13D under the 34 Act.

         The purpose of any understanding among the Reporting Persons to vote their shares of Common Stock for the Merger and the amendment of the Issuer's Certificate of Incorporation was to provide greater assurance that the Merger and the amendment of the Issuer's Certificate of Incorporation described above would be approved by a majority of the holders of Issuer's Common Stock.

         The Reporting Persons now intend to vote their shares of Common Stock against a proposal to amend the Issuer's Certificate of Incorporation to effect a reverse stock split. The Reporting Persons have no current plans or proposals that relate to or would result in:

            (a) the acquisition or disposition of securities of the Issuer;

            (b) an extraordinary corporate transaction involving the Issuer or any subsidiary;

            (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary;

            (d) any changes in the Issuer's board of directors or management;

            (e) any material change in the Issuer's capitalization or dividend policy;

            (f) any other material change in the Issuer's business or corporate structure;

            (g) changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer;

                             SCHEDULE 13D

CUSIP No. 86323T105                                       Page  7  of  8  Pages
          ---------                                            ---    ---


            (h) causing the Issuer's securities to cease to be quoted on the Nasdaq Small Cap Market;

            (i) the issuer's securities becoming eligible for termination of registration under the 34 Act; or

            (j)      any similar action.

         While the Reporting Persons have no current plans or proposals with respect to the matters described above, except as indicated above, the Reporting Persons are not precluded from making or supporting in the future such plans or proposals as they believe appropriate. The Reporting Persons may consult with each other or act together with respect to the acquisition, disposition or voting of the Issuer's securities.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a) eSynch is the direct beneficial owner of 1,447,020 shares, or 18.7% of the outstanding, Common Stock, including Acquired Shares now owed by the Issuer to eSynch but not yet issued. Mr. and Ms. Hemingway are the direct beneficial owners of 67,000 shares, or 0.9% of the outstanding, Common Stock.

         By virtue of any understanding that the Reporting Persons would vote their shares of Common Stock for the Merger and the amendment of the Issuer's Certificate of Incorporation, their current intention to vote against a proposed amendment to the Issuer's Certificate of Incorporation and the continuing possibility that the Reporting Persons will act together with respect to the Issuer's securities, as described in Item 4, each of them may be deemed for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "34 Act"), and Regulation 13D under the 34 Act to be the beneficial owner of all of the 1,514,020 shares of Common Stock owned by all of the Reporting Persons. Each of the Reporting Persons listed above disclaims beneficial ownership of all shares of Common Stock other than those stated above to be directly beneficially owned by such Reporting Person.

         None of the other persons named in Item 2 is the beneficial owner of any securities of the Issuer.

         (b) The following table provides information as to the number of shares of Common Stock as to which each person named above in Item 5(a) has sole power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition.

               NAME                                  POWER TO VOTE                         POWER TO DISPOSE OR DIRECT DISPOSITION
-----------------------------------   -------------------------------------------        ------------------------------------------
                                             SOLE                   SHARED                      SOLE                      SHARED
                                             ----                   ------                      ----                      ------
eSynch                                   1,447,020(1)                  0                       913,600                      0
Thomas C. Hemingway                           0                     67,000                        0                       67,000
Detra Mauro Hemingway                         0                     67,000                        0                       67,000

-------------------------
(1) Includes 533,333 Acquired Shares now owed by the Issuer to eSynch but not yet issued.

         (c) During the past 60 days eSynch has effected the transactions in the securities of the Issuer described in Item 4. During the past 60 days Mr. and Ms. Hemingway effected the following transactions in the securities of the Issuer:

            DATE                      PURCHASE                     SALE                       PRICE                      TOTAL
          -------                   ------------              --------------                 -------                  -----------
           2/7/01                   2,000 shares                                             $0.8438                   $1,687.50
          2/12/01                   6,500 shares                                             $0.8125                   $5,281.25
          2/12/01                   1,500 shares                                             $0.8125                   $1,218.75
          2/13/01                   2,000 shares                                             $0.8750                   $1,750.00
          2/27/01                                             (1,500) shares                 $0.6875                  ($1,031.25)
          2/27/01                                             (5,000) shares                 $0.6563                  ($3,281.25)
           3/9/01                   6,000 shares                                             $0.4375                   $2,625.00
           3/9/01                   3,000 shares                                             $0.5000                   $1,500.00


         (d) Not applicable.

         (e) Not applicable.

                             SCHEDULE 13D

CUSIP No. 86323T105                                       Page  8  of  8  Pages
          ---------                                            ---    ---


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Collateral Agreement includes agreements with respect to the issuance of Common Stock to eSynch as described in Item 4. The Reporting Persons may have understandings as to the voting of their shares of Common Stock as describe in Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7(a) Collateral Agreement dated as of March 5, 2001 between the Issuer and eSynch.

         Exhibit 7(b) Letter of Intent dated December 7, 2000 between the Issuer and eSynch.

         Exhibit 7(c) Joint Filing Agreement


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:    May 3, 2001

                            eSynch Corporation

                            By:      /s/ Thomas C. Hemingway
                                  -------------------------------------
                                  Thomas C. Hemingway



                                     /s/ Thomas C. Hemingway
                                  -------------------------------------
                                  Thomas C. Hemingway (individually)



                                    /s/ Detra Mauro Hemingway
                                  -------------------------------------
                                  Detra Mauro Hemingway (individually)